Companhia Brasileira de Distribuição (CBD)
Sales Performance — July 2005

São Paulo, Brazil, August 15, 2004 – Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance in July 2005 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In July, gross sales reached R$ 1,319.3 million and net sales totaled R$ 1,097.4 million, 4.8% and 6.2% higher when compared to July 2004, respectively.

Same store sales (SSS), in nominal terms, were 3.0% higher and 3.4% lower in real terms, deflated by IPCA, over the same period of last year. On the other hand, when deflated by food inflation index measured by FIPE (Economic Research Foundation-Institute), which in our view better reflects the sector’s reality, same store sales grew 1.4% in real terms. It is worth pointing out the strong comparison basis due to the 10.3% growth presented in July 2004. Additionally, it is also important to highlight that the number of clients on same store basis increased over the same period of last year.

Same store sales of non-food products presented a 14.5% nominal growth, whilst food products remained stable when compared to July 2004.

The highlight for the period was the Sendas Business Unit in Rio de Janeiro State, reporting a double-digit growth in same store sales in the period. This outstanding performance, above Company’s average, is result of an aggressive pricing policy, communication efforts and investments made in stores’ revitalization.

Note: Same Store figures include only stores whose operating period is longer than 12 months

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Manager

Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.